August 27, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE.
Washington, D.C. 20549
Attention: Valeria Franks and Rufus Decker

Re: L.B. Foster Company
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Response dated July 26, 2024
File No. 000-10436

Ladies and Gentlemen:

Set forth below are the responses of L.B. Foster Company (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 15, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the Company’s response letter dated July 26, 2024, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024. For your convenience, we have restated the Staff’s comments from the August 15, 2024 letter below in their entirety in bold font, followed by the corresponding responses from the Company.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Financial Statements
Condensed Consolidated Statements of Cash Flows, page 6

1.You had a $4.412 million gain on sales and disposals of property, plant, and equipment during the six months ended June 30, 2024, including a $3.5 million gain associated with the sale of an ancillary industrial property in Magnolia, Texas mentioned in your May 7, 2024 Item 2.02 Form 8-K. Please tell us in detail the nature and amounts of each item included in this $4.412 million gain. Also, tell us the specific statement of operations line item that each item is included in and explain in detail your GAAP basis for this accounting treatment. Refer to ASC 360-10-45-4 through 45-5, as applicable.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff that the $4.412 million gain includes the following items (in thousands):

	Cost of goods sold	Other income (expense)	Total
(a) Sale of JV property	$—	$3,477	$3,477
(b) Sale of real property at a Steel Products facility	815	—	815
(c) Sale of operating property, plant, and equipment	49	—	49
(c) Sale of other miscellaneous property, plant, and equipment	—	71	71
Total	$864	$3,548	$4,412

Other non-operating (expenses) income[1]	—	140	—
Total other income (expense)		$3,688

1.) Other non-operating (expenses) income includes primarily rental income and foreign currency exchange impact.

(a) Sale of Joint Venture property in Magnolia, Texas - $3.477 million gain
The sale of the former joint venture facility and land in Magnolia, Texas in the first quarter of 2024 resulted in a $3.477 million gain. The Company was a partner in a joint venture beginning in 2009 and lessor to a direct financing lease with the same joint venture regarding the facility and related land in Magnolia, Texas. This former joint venture was recorded as an equity method investment, and accordingly, the Company recorded all earnings or losses from this investment in “Equity (income) loss of nonconsolidated investments” within the consolidated statements of operations, in accordance with ASC 323-10-45-1 until August 2018, when the Company sold 100% of its equity interest in the joint venture. Since December 31, 2020 and until the sale of the facility and land in the first quarter of 2024, the facility and land were vacant and had no activity or use. The Company considered ASC 360-10-45-5 as well as SEC Regulation S-X 5.03 (b)(7) when recording the gain on the sale in “Other (income) expense - net” in the consolidated statement of operations. Based on this authoritative guidance, and the fact that the facility was built for the sole purpose of the direct financing lease to the joint venture and was not occupied or utilized by the Company, and represented leasing activities which are not central to the Company's ongoing business operations, the gain was appropriately recorded in “Other (income) expense - net.”

(b) Sale of Real Property within Steel Products Business Unit - $0.815 million gain
During the three months ended June 30, 2024 the Company sold real property within the Steel Products business unit, which resulted in a $0.815 million gain. As this facility was being utilized to support ongoing manufacturing operations through early 2024, the Company considered ASC 360-10-45-5 when recording the gain and determined that it was appropriate to record the gain in Cost of goods sold and reflected in Operating income in the consolidated statement of operations.

(c) Immaterial Other Transactions - $0.120 million gain
During the three and six months ended June 30, 2024 the Company entered into several other transactions which resulted in an aggregate gain of $0.120 million.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at 412-928-3450.

Sincerely,

/s/ William M. Thalman

William M. Thalman
Executive Vice President and Chief Financial Officer